
01 02 6141


RECD S.E.C.
APR 1 1 2001
078

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 8 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 11, 2001

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's Announcements of its planned power generation of 2001 and actual power generation in the first quarter of 2001 on April 10, 2001.



Press Release

HUANENG POWER INTERNATIONAL, INC. Announces its Planned Generation of 2001 and Actual Generation in the First Quarter of 2001

(Beijing, China, April 10, 2001) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; SEHK: 902] today announced its power generation in the first quarter of 2001 and its planned power generation for the whole year of 2001.

1. Planned Power Generation for the year 2001

The preliminary planned power generation of the Company for the year 2001 will be 53.82 billion kWh, an increase of 35.64% from that of 2000. This still represents an increase of 6.73% even excluding the power generation of the former Shandong Huaneng's power plants which is 11.47 billion kWh.

The planned annual power generation of each of the Company's power plants in 2001 is, respectively, as follows (in billion kWh):

Dalian	6.2	Shantou Oil-fired	0.2
Fuzhou	5.8	Dandong	3.0
Nantong	6.3	Nanjing	3.0
Shangan Phase I	3.75	Dezhou	6.58
Shangan Phase II	3.4	Jining (with 75% interest)	1.33
Shanghai	7.1	Weihai (with 60% interest)	2.58
Shantou Coal-fired	3.6	Rizhao(with 25.5% interest)	0.98

2. Actual Power Generation in the First Quarter of 2001

Based on the preliminary statistics, as of March 31, 2001, the Company's total power generation for the first quarter was 12.53 billion kWh, an increase of 23.33% over the same period of last year, representing approximately 23.28% of the planned generation for the year 2001. The power generation at the Company's Jining, Nanjing, Weihai and Shantou Coal-fired Power Plants increased significantly.

The increase in power generation of the Company's power plants in the first quarter of 2001 was mainly attributable to the enlarged generation capacity after the merger with Shandong Huaneng.

The main reasons for the power generation decrease of some power plants were that the plentiful rainfall during last winter and this spring resulted in the increase of hydro-power generation and decrease of coal-fired generation in southern China as well as the reduction of power consumed for agricultural irrigation in northern China. In addition, the Company has arranged the maintenance of ten units during the New Year and Spring Festival when power demand was low.

The power generation of each of the Company's power plants in the first quarter of 2001 was, respectively, as follows (in billion kWh):

Dalian	1.36	Shantou Oil-fired	0.05
Fuzhou	1.11	Dandong	0.65
Nantong	1.50	Nanjing	0.72
Shangan Phase I	0.82	Dezhou	1.53
Shangan Phase II	0.79	Jining (with 75% interest)	0.36
Shanghai	1.85	Weihai (with 60% interest)	0.64
Shantou Coal-fired	0.89	Rizhao(with 25.5% interest)	0.26

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. As the largest independent power producer in China, its total generation capacity is currently 10,813.5 MW.

~ End ~

For further information, please contact:
Dr. Ding Yi / Ms. Meng Jing
Huaneng Power International, Inc.
Tel: (8610) 6649 1852 /1856
Fax: (8610) 6649 1860
Email: mengj@hpi.com.cn

Mr. Raymond Siu / Ms. Christy Lai
Rikes Communications Ltd.
Tel: (852) 2520 2201
Fax: (852) 2520 2241



新闻稿

华能国际电力
公布年度计划发电量和首季发电量

(中国， 北京， 2001年4月10日) -- 华能国际电力股份有限公司(NYSE：HNP； SEHK：902)(以下简称 华能国际 或 公司) 今天宣布其2001年全年计划发电量及2001年第一季度发电量完成情况。

1. 2001年全年计划发电量

公司初步确定的2001年所属电厂计划发电量为538.2亿千瓦时，比2000年计划发电量增长35.64%。如不计原山东华能所属电厂的计划电量114.7亿千瓦时，仍有6.73%的增长。

公司所属各运行电厂2001年的年度计划发电量分别为(以亿千瓦时计)：

大连	62	汕头燃机	2
福州	58	丹东	30
南通	63	南京	30
上安I期	37.5	德州	65.8
上安II期	34	济宁(75%权益计)	13.3
上海	71	威海(60%权益计)	25.8
汕头燃煤	36	日照(25.5%权益计)	9.8

2. 2001年第一季度发电量

根据公司的初步统计，截至2001年3月31日的第一季度，公司各运行电厂累计完成发电量125.3亿千瓦时，比去年同期增长23.33%，完成年度计划发电量的23.28%。发电量增长幅度较大的电厂有：济宁、南京、威海和汕头燃煤电厂。

公司第一季度发电量增长主要是购并山东华能后发电容量增加所致。

个别电厂电量减少的原因主要是去冬今春雨量较多，使南方省份水电大发，火电减发，北方农灌用电量减少。另外，公司根据电力市场的供求情况，利用新年、春节等用电低谷时期，在第一季度安排了 10 台机组检修。

公司所属各运行电厂 2001 年第一季度的发电量（以亿千瓦时计）分别为：

大连	13.6	汕头燃机	0.5
福州	11.1	丹东	6.5
南通	15.0	南京	7.2
上安 I 期	8.2	德州	15.3
上安 II 期	7.9	济宁（75%权益计）	3.6
上海	18.5	威海（60%权益计）	6.4
汕头燃煤	8.9	日照（25.5%权益计）	2.6

华能国际在中国全国范围内开发、建设和经营管理大型火力发电厂，现拥有总发电装机容量 10813.5 兆瓦，是中国最大的独立电力生产商。

~ 完 ~

垂询：
华能国际电力股份有限公司
丁益博士/孟晶女士
电话：(8610) 6649 1852 / 1856
传真：(8610) 6649 1860
email: mengj@hpi.com.cn

纬思企业传讯有限公司
萧伟民先生/黎淑冰小姐
电话：(852) 2520 2201
传真：(852) 2520 2241

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ____________________

Name: Wang Xiaosong
Title: Vice Chairman

Date: April 11, 2001